Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						NINE MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				SEPTEMBER 30,
(in thousands, except ratio)	2007	2008	2009	2010	2011	2012
(Loss) income from continuing operations before taxes	$(398,201)	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$13,648
Share of distributed (income) loss of
50%-or-less-owned affiliates,
net of equity pickup	(395)	43,926	(308)	3,705	976	(979)
Amortization of capitalized interest	39,112	57,700	51,477	40,791	32,068	27,767
Interest	43,093	37,348	46,949	55,615	56,635	42,674
Less interest capitalized during the period	(57,530)	(44,893)	(35,931)	(31,221)	(38,032)	(30,865)
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	1,356
(LOSS) EARNINGS	$(365,357)	$(277,376)	$(174,001)	$(7,874)	$21,275	$53,601

Interest	$43,093	$37,348	$46,949	$55,615	$56,635	$42,674
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	1,356
FIXED CHARGES	$51,657	$44,462	$51,303	$59,348	$58,995	$44,030

(DEFICIENCY) SURPLUS	$(417,014)	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$9,571

Ratio of earnings to fixed charges	-	-	-	-	-	1.22